Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Halifax, Nova Scotia – April 4, 2019

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Common Shareholders of Royal Bank of Canada (the “Bank”) held on April 4, 2019. Full details of these matters are set out in the Management Proxy Circular issued in connection with this meeting, which is available at http://www.rbc.com/investorrelations/index.html. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 12 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld

Andrew A. Chisholm	724,104,621	99.80%	1,475,882	0.20%

Jacynthe Côté	724,157,713	99.80%	1,422,791	0.20%

Toos N. Daruvala	723,866,297	99.76%	1,714,207	0.24%

David F. Denison	723,571,932	99.72%	2,008,572	0.28%

Alice D. Laberge	712,076,320	98.14%	13,504,184	1.86%

Michael H. McCain	684,559,595	94.35%	41,020,909	5.65%

David McKay	724,432,989	99.84%	1,147,514	0.16%

Heather Munroe-Blum	723,588,866	99.73%	1,989,988	0.27%

Kathleen Taylor	714,562,420	98.48%	11,018,084	1.52%

Bridget A. van Kralingen	722,623,915	99.59%	2,956,589	0.41%

Thierry Vandal	722,698,831	99.60%	2,881,673	0.40%

Jeffery Yabuki	722,433,873	99.57%	3,146,631	0.43%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld

724,783,303	99.89%	789,158	0.11%

3.	Advisory vote on the Bank’s approach to executive compensation

Votes For	% For	Votes Against	% Against

691,854,100	95.35%	33,723,405	4.65%

4.	Proposal No. 1: Disclosure of the pay ratio

Votes For	% For	Votes Against	% Against	Abstentions*

39,017,308	5.41%	682,531,397	94.59%	4,025,618

5.	Proposal No. 2: Creating a new technologies committee

Votes For	% For	Votes Against	% Against	Abstentions*

13,536,995	1.88%	706,540,237	98.12%	5,502,681

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.